Mail Stop 3561
      April 13, 2006


Richard Blass
Chief Financial Officer
Renaissance Mortgage Acceptance Corp.
1000 Woodbury Road
Woodbury, New York 11797

Re:	Renaissance Mortgage Acceptance Corp.
	Amendment to the Registration Statement on Form S-3
	Filed March 24, 2006
      File No. 333-131637

Dear Mr. Blass

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 2 and that final versions of operative agreements will be filed as soon as practicable following the closing date. Please confirm that you will file your agreements as soon as practicable and be in compliance with 1934
Act
reporting requirements.  Refer to Form 8-K.
Prospectus Supplement 1

Cover Page
2. We note your response to our prior comment 7 and reissue the comment in part. Please revise the cover page to accurately reflect the language under Item 1102(d) of Regulation AB, including that the securities "do not represent the obligations of or interest in the sponsor, depositor or any of their affiliates."
3. We note your response to our prior comment 8 and revised disclosure. Please revise to indicate the day of each month that the distribution date will be.
4. Please Identify Delta Funding Corporation as the sponsor on the cover page or advise. Refer to Item 1102(a) of Regulation AB.

Important Notice about Information, page S-2
5. We note your disclosure that the description of your certificates in the prospectus supplement may differ from the description in the prospectus. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Prospectus Supplement 2
6. Identify the sponsor on the cover page. Refer to Item 1102(a) of
Regulation AB.

Credit Enhancement, page S-10
7. Please summarize of how losses not covered by enhancements/support will be allocated to the certificates.

Legal Action Pending, page S-22
8. Please confirm you will disclose any legal proceedings pending against the sponsor, depositor, trustee, issuing entity, servicer, originator or other party that is material to the certificate holders. Refer to Item 1117 of Regulation AB.

Form of Reports to the Certificateholders, page S-72
9. Refer to the third to last paragraph in this section. Please delete the disclaimer regarding third party information.


Base Prospectus

The Seller and the Originator, page 2
10. Please include information under Item 1110 of Regulation AB for any originator that originates or is expected to originate 10% or more of the pool assets.

Enhancement, page 26
11. We note your response to our prior comment 29, but we do not see added bracketed disclosure for providing financial information under
Item 1114 for credit enhancement.  Please revise or advise.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.
      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3210 with any other questions.

      Sincerely,



Susan C. Block
Attorney-Advisor



cc:	Via Facsimile
      Richard Horowitz, Esq.
      Thacher Proffitt & wood LLP
      (212) 912-7751


Richard Blass
Renaissance Mortgage Acceptance Corp.
April 13, 2006
Page 1